To Our Shareholders, Customers and Friends:

The directors, officers and staff of QCF Bancorp, Inc. and Queen City Federal Savings Bank proudly present our annual report to shareholders. This report represents an exciting and a productive year at Queen City Federal and a significant year in terms of earnings. We ended the year with a net income of $2,011,000. This represents a return on average assets of 1.34%. We also ended the year with record earnings per share of $1.57.

The significance of this years earnings lies in the fact that these results include a "one time" special FDIC assessment of $686,000 pre-tax. Without the special assessment, Queen City Federal would have enjoyed another record year in terms of earnings. We encourage you to read the"Management's Discussion and Analysis" section of this report for a more complete explanation of your Company's financial performance.

In the ensuing year, Queen City Federal will continue to pursue its philosophy of being our region's "local" financial institution. Although we will continue providing traditional thrift services, we will move ahead with our plan to be more "bank like". This trend is evidenced by a 12% increase in consumer loans over the last year and a 40% increase in commercial business loans. We will continue our commitment to the local community bank concept by promoting local involvement in the community. I would also like to thank our employees for their hard work and dedication in making this another successful year at Queen City Federal.

The directors, officers and staff of Queen City Federal want to thank all of our stockholders and customers for their confidence and support in our organization as we endeavor to enhance shareholder value in the year to come.
                                   Sincerely,


                                   Kevin E. Pietrini
                                   President and
                                   Chief Executive officer

                             FINANCIAL HIGHLIGHTS
                 (Dollars in Thousands, Except Per Share Data)

                                          At or For the Year Ended
                                                June 30, 1997
                                         --------------------------

                                              1997      1996

Operating Results
   Net interest income                $       6,029    6,073
   Non interest income                          566      480
   Non interest expense                       3,276    2,687
   Net Income                                 2,011    2,333

Per Share Data
   Net income                         $        1.57     1.44
   Book value                                 19.23    18.47


Balance Sheet Data
   Total assets                       $     156,727  150,430
   Investment Securities                     83,098   89,183
   Net loans                                 61,202   52,361
   Deposits                                 103,681   88,832
   Short-term borrowings                     22,140   29,264
   Stockholders' equity                      27,423   29,685

Financial Ratios
   Return on average assets                    1.34%    1.56%
   Return on average equity                    7.44     8.06
   Net interest margin                         4.12     4.25
   Average equity to average assets           18.03    19.33
   Non-performing assets to total assets        .17      .20
   Total regulatory capital to risk-adjusted assets27.5838.51


Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is provided to assist readers in their understanding of the consolidated financial statements of QCF Bancorp, Inc. (QCF). This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

QCF is the unitary savings and loan holding company for Queen City Federal Savings Bank (the Bank). The Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank on March 31, 1995.

                    FIVE-YEAR SELECTED FINANCIAL SUMMARY(1)

(Dollars in Thousands,                      Year Ended June 30
  Except per Share Data)

Operating Results
                                1997     1996   1995    1994    1993

  Interest income            $10,703   10,658  8,867   7,558   8,245
  Interest expense             4,674    4,585  4,018   3,947   4,322
  Net interest income          6,029    6,073  4,849   3,611   3,923
  Provision for loan losses        0        0      0      60     240
  Non-interest income            566      480    411     416     638
  Non-interest expense         3,276    2,687  2,378   2,164   2,014
  Income tax expense           1,308    1,533  1,166     734     953
  Income before cumulative effect
     of change in accounting principle2,0112,3331,715  1,069   1,354
  Net income                   2,011    2,333  1,715   1,588   1,354

Per Share Data
  Net income (1995 - March 31-June 30)$  1.57   1.44    0.35
  Pro forma net income                          1.04
  Book value                   19.23    18.47  17.17

Balance Sheet Data
  Total Assets               $156,727 150,430146,548 133,135 135,333
  Investment securities       83,098   89,183 88,503  85,412  86,950
  Net loans                   61,202   52,361 45,964  40,810  39,699
  Deposits                   103,681   88,832113,544 113,091 104,197
  Short-term borrowings       22,140   29,264      0   4,190  16,742
  Stockholders' equity        27,423   29,685 30,602  13,991  12,404

Financial Ratios
  Return on average assets      1.34%    1.56   1.27    0.80(2) 1.04
  Return on average equity      7.44     8.06  10.09    8.02   11.54
 Average equity to average assets18.03  19.33  12.62    9.94    9.04

(1) QCF Bancorp, Inc. (QCF) completed a public stock offering on March 31, 1995, which generated net proceeds of $17.0 million. QCF purchased all of the stock of Queen City Federal Savings Bank (the Bank) with a portion of the conversion proceeds. The information reflected above represents the financial condition and the results of operations for the consolidated QCF for 1995 through 1997 and only the Bank for 1993 and 1994.

(2) Ratio is based on income before cumulative effect of change in accounting principle. After including cumulative effect of change in accounting principle, the return on average assets would be 1.18%.

Results of Operations

QCF's net income of $2.0 million, or $1.57 per share, in fiscal 1997 decreased $322,000, or 13.8%, below fiscal 1996 net income. The decrease in net income for fiscal 1997 was attributable to a special assessment by the FDIC of $416,000 net of taxes offset by an increase is non-interest income.

Return on average assets was 1.34% for fiscal 1997 compared to 1.56% for fiscal 1996 and 1.27% for fiscal 1995.

Net Interest Income

QCF's net income is dependent primarily on its net interest income, which is the difference between interest earned on securities, loans and other interest-earning assets (interest income) and interest paid on deposits and short-term borrowings (interest expense). Net interest margin is calculated by dividing net interest income by the average interest-earning assets and is normally expressed as a percentage. Net interest income and net interest margin are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest- bearing liabilities, and the level of non-performing assets.

The following table presents the total dollar amount of interest income and expense from average interest- earning assets and liabilities and the results and yields.


                                                                        Year Ended June 30

                                                   1997                         1996                       1995

                                        Average            Rate/     Average            Rate/   Average             Rate/
                                        Balance Interest  Yield      Balance  Interest  Yield   Balance  Interest   Yield
(Dollars in Thousands)
Interest-Earning Assets (1)

     Loans receivable, net (2)         $57,087    5,144   9.01%     $48,671     4,439    9.12% $ 43,091   3,840      8.91%
     Investment securities              84,388    5,385   6.38       90,373     6,011    6.65    82,112   4,842       5.90

     Other including cash equivalents    4,749      174   3.66        4,408       208    4.72     5,351     185       3.46

     Total interest-earning assets    $146,244   10,703   7.32     $142,909    10,658    7.4    130,554   8,867       6.79


Interest-Bearing Liabilities
     NOW accounts                       $8,835      118   1.34        9,255       127    1.37    10,418     139       1.33
     Passbooks                          23,939      598   2.50       26,084       652    2.50    28,439     711       2.50
     Money market accounts               8,765      224   2.55        9,228       235    2.55    10,629     271       2.55
     Certificate accounts               52,008    2,925   5.62       52,208     2,900    5.55    55,464   2,624       4.73
     Short-term borrowings              21,956      809   3.68       11,980       671    5.60     7,979     273       3.42

Total interest-bearing liabilities   $ 115,503    4,674   4.05      108,755     4,585    4.22   112,929   4,018       3.56

Net Interest Income                             $ 6,029            $  6,073                     $ 4,849

Net Earning Assets                    $ 30,721                    $  34,154                    $ 17,625

Net Yield on Interest-Earning Assets                      4.12%                          4.25%                        3.71%

  Average Interest-Earning Assets to
  Average Interest-Bearing Liabilities                  126.60%                        131.40%                      115.61%

(1)  Tax exempt income was not significant; therefore, was not presented on a tax equivalent basis.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
   Average balance includes non-performing loans.

Net interest income was $6.0 million for the fiscal year ended June 30, 1997, down from $6.1 million in fiscal 1996. This represents a decrease of 0.7% from fiscal 1996. The decrease in net interest income was due to a slight decrease in the Bank's net interest margin and average net-earning assets.

The following schedule presents the dollar amount of change in interest income and interest expense for major components of interest-earning assets and interest- bearing liabilities. It distinguishes between the increase/decrease related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) change in volume multiplied by old rate and (ii) change in rate (i.e., changes in rate multiplied by old volume) . The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                                       Year Ended June 30

                                  1997 vs 1996                 1996 vs 1995

(Dollars in thousands)                    Increase(Decrease) Due to
                             Volume    Rate     Total  Volume Rate   Total

Interest-earning assets:
Loans receivable, net        $   760    (55)    705     507     92     599
Investment securities           (388)  (238)   (626)    514    654    1168
Other including cash              15    (49)   (34)    (37)     60      23
     equivalents
Total interest-earning assets $387 (342) 45 984 806 1,790 Interest-bearing liabilities:
NOW accounts                    $(6)      (3)   (9)    (16)      4    (12)
Passbooks                       (54)       0   (54)    (59)      0    (59)
Money market accounts           (11)       0   (11)    (36)      0    (36)
Certificate accounts            (11)      36    25    (160)    436     276
Short-term borrowings           424     (286)  138     175     223     398
  Total interest-bearing
  liabilities                  $342     (253)   89     (96)    663     567

Change in net interest income$    45      89    44    1,080    143   1,223


In fiscal 1997 the yield on average interest-earning assets decreased by 14 basis points which reduced interest income as compared to fiscal 1996. This was offset in part by a $ 3.3 million increase in average interest- earning assets between fiscal years 1997 and 1996. The combined impact (interest rate decrease and volume increase) caused interest income for fiscal 1997 to increase $45,000 or 0.4%. Interest expense increased $89,000 from fiscal 1996 to 1997. The increase was due to an increase in average interest-bearing liabilities of $6.7 million or 6.2%,offset by a 17 basis point decrease in interest rates. The increase in average interest- bearing liabilities was due to a $10.0 million increase in average short-term borrowings offset by a $3.2 million increase in deposit accounts.

Provision for Loan Losses

The Bank made no provision for loan losses in fiscal 1997 or 1996. Provision for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, past due loans in the Bank's loan portfolio and national, regional and local economic conditions.

Non-interest Income

Non-interest income was $566,000 for fiscal 1997 compared to $480,000 for fiscal 1996. The following table presents major components of non-interest income.
                                Year Ended June 30

(Dollars in thousands)        1997       1996

Fees and service charges    $   489      438
Other                            77       42
Total non-interest income       566      480

The increase of $86,000 or 19.6% in total non-interest income between fiscal year 1997 and 1996 was primarily due to increased checking and loan fees due to increased volume in these two areas.
Non-interest Expense

Non-interest  expense was $3.4 million for fiscal 1997  compared to $2.7 million
for  fiscal  1996.  The  following  table  presents  the  major   components  of
non-interest expense.
                                                    Year Ended June 30

(Dollars in thousands)                                1997      1996

Compensation and benefits                            $1,865    1,712
Occupancy                                               214      226
Federal deposit insurance premiums                      675      240
Advertising                                              74       76
Other                                                   448      433
  Total non-interest expense                         $3,276    2,687

Total non-interest expense increased $589,000 or 21.9% from fiscal 1996 to fiscal 1997. The primary cause of the increase was a $435,000 increase in Federal deposit insurance premiums. Such increase was due to a special assessment by the FDIC.

Income Taxes

QCF recorded income tax expense of $1.3 million in fiscal 1997 compared to $1.5 million in fiscal 1996. The decrease in income tax expense between 1996 and 1997 is primarily the result of changes in taxable income between the years.

Financial Condition

QCF's  total  assets at June 30,  1997 were  $156.7  million  compared to $150.4 million at June 30, 1996. The increase of $6.3 million from 1997 to 1996 reflects fluctuations in levels of deposits and short-term borrowings, which are responsive to market conditions.

Investment Securities

Investment securities decreased by $6.1 million or 6.8% from fiscal 1996 to fiscal 1997. The decrease was due to an increase in loan demand. During fiscal 1997, QCF purchased $23.8 million of investment securities and collected principal from maturities or repayments of $30.5 million.

Cash and Cash Equivalents

Cash and cash equivalents increased by $3.0 million from $4.7 million at June 30, 1996 to $7.8 million at June 30, 1997. The Bank's cash and cash equivalents fluctuate from period to period depending on liquidity needs and the timing of purchases of investment securities.

Loans Receivable, Net

Net loans receivable, increased $8.8 million or 16.9% from $52.4 million at June 30, 1996 to $61.2 million at June 30, 1997. The increase reflected increased mortgage demand, consumer demand for installment loans and business demand for commercial loans.

Allowance for Loan Losses

In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loans being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income.

Management will continue to actively monitor the Bank's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowances for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

Non-Performing Assets

Non-performing assets totaled $262,000 at June 30, 1997 compared to $303,000 at June 30, 1996.

Non-performing assets are summarized in the following table.

                                                     June 30

(Dollars in thousands)                   1997   1996    1995    1994   1993

Non-accrual loans                       $ 225    297     182      43    323
Foreclosed assets                          38      6       0       4     44
  Total non-performing assets         $   263    303     182      47    367

  Non-performing assets to year-end assets .17%  .20     .13     .04    .27
  Non-performing loans to year-end loans .43 .58 .40 .11 .81 Allowance for loan losses to
  Non-performing assets                    501   439     755   2,955    358


The non-performing assets reflected above primarily consist of one-to-four family mortgage loans or consumer loans.

Deposits and Short-term Borrowings

The Bank's deposits increased $14.8 million, or 16.7%, from $88.8 million at June 30, 1996 to $103.7 million at June 30, 1997. Short-term borrowings, which consist of sales of securities under agreements to repurchase identical securities, decreased from $26.3 million at June 30, 1996 to $14.0 million at June 30, 1997. These changes were primarily due to a switch in funding liabilities from repurchase agreements to regular deposits.

Capital Adequacy

Stockholders' equity was $27.4 million at June 30, 1997 down from $29.7 million at June 30, 1996. The decrease was due to the repurchase of stock for the treasury of $2.8 million and for the stock option trust of $1.9 million offset primarily by earnings of $2.0 million.

Federal savings institutions are required to satisfy their capital requirements:
(I) a requirement that "tangible capital" equal or exceed 1.5% of adjusted total assets, (ii) a requirement that core capital" equal or exceed 3.0% of adjusted total assets, and (iii) a requirement that "risk-based capital" equal or exceed 8.0% of risk-weighted assets. At June 30, 1997 and 1996, the Bank met each of the three capital requirements.

Liquidity Management

The Bank is required to maintain average daily balances of liquid assets equal to 5% of its net withdrawable savings deposits plus short-term borrowings. The Bank must also maintain average daily balances of short-term liquid assets equal to 1% of its net withdrawable savings deposits plus short-term borrowings. The Bank has maintained an average daily liquidity ratio in excess of these requirements.

The primary investing activities are the origination of loans and the purchase of securities. During the year ended June 30, 1997, net loans increased $8.8 million while maturities and principal collected on investment securities, net of purchases totaled $6.7 million.

The primary financing activity is the attraction of deposits and short-term borrowings. During the year ended June 30, 1997, net deposits and short-term borrowings increased $7.7 million.

QCF's most liquid assets are cash and cash equivalents, represented by cash and interest-bearing deposits with banks. The level of these assets is dependent on the operating, financing, and investing activities during any given period. Cash and cash equivalents increased $3.0 million to $7.8 million during the year ended June 30, 1997.

Asset/Liability Management

Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rate by matching more closely the effective maturities or re-pricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If the Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. The Bank has established an Asset and Liability Management Committee which currently is comprised of the executive officers of the Bank. This Committee reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank a assets and liabilities is to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates.

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short- and intermediate-term assets in its portfolio, including locally originated adjustable rate mortgage loans. In addition, in managing its portfolio of investment securities, the Bank seeks to purchase investment securities that mature on a basis that approximates as closely as possible the estimated maturities of the Bank's liabilities.

In addition to shortening the average re-pricing period of its assets, the Bank has sought to lengthen the average maturities of its liabilities by adopting a tiered pricing program for its certificates of deposits which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in them.

Dividends

QCF has not paid any dividends to stockholders since its incorporation. The Board of Directors may consider a policy of paying cash dividends to stockholders in the future. The declaration of dividends are subject to among other things, QCF's financial condition and earnings, tax considerations, economic conditions, regulatory restrictions and other factors.

Effects of Inflation

Because QCF's asset and liabilities are, for the most part, liquid in nature, they are not significantly affected by inflation. Interest rates have a more significant impact on Queen City Federal's performance than the effect of inflation. However, the rate of inflation affects operating expenses, such as employee salaries and benefits, occupancy and equipment changes, and other overhead expenses.

                  INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
QCF Bancorp, Inc.
Virginia, Minnesota


We have audited the accompanying consolidated statement of financial condition of QCF Bancorp, Inc. and subsidiary (the Company) as of June 30, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of QCF Bancorp, Inc. and subsidiary for the years ended June 30, 1996 and 1995 were audited by other auditors whose report, dated August 20, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of QCF Bancorp, Inc. and subsidiary as of June 30, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



MCGLADREY & PULLEN, LLP






Duluth, Minnesota
August 18, 1997

                       QCF BANCORP, INC. AND SUBSIDIARY
                Consolidated Statements of Financial Condition


Assets                                             June 30, 1997  June 30, 1996

Cash                                                $   747,733          379,098
Interest-bearing deposits with banks                  7,026,683        4,355,895
   Cash and cash equivalents                          7,774,416        4,734,993
Securities available for sale
  (amortized cost of $25,359,674 and
  $33,283,046 at June 30, 1997 and 1996 respectively)24,985,627       32,221,800
Securities held to maturity
 (estimated market value of $58,334,591 and
 $56,811,210 at June 30, 1997  and 1996 respectively)58,112,799       56,961,040
Loans receivable, net                                61,202,301       52,361,221
Federal Home Loan Bank stock, at cost                   553,900          553,900
Accrued interest receivable                           1,310,779        1,223,713
Premises and equipment                                  424,609          440,736
Deferred tax asset                                      519,300          731,396
Prepaid expenses and other assets                     1,843,672        1,200,724

      Total Assets                                 $156,727,403      150,429,523

Liabilities and Stockholders' Equity

Deposits                                           $103,681,490       88,832,424
Short-term borrowings                                14,039,794       26,263,736
Federal Home Loan Bank advances                       8,100,000        3,000,000
Accrued interest payable                              1,071,313        1,013,368
Advance payments made by borrowers
  for taxes and insurance                                61,675           56,576
Accrued expenses and other liabilities                2,349,845        1,578,622

      Total Liabilities                             129,304,117      120,744,726

Commitments and Contingencies

Stockholders' equity:
  Serial preferred stock; authorized 1,000,000 shares;
     issued and outstanding none                              0                0
  Common stock ($.01 par value): authorized
     7,000,000 shares; issued 1,782,750; outstanding
     1,426,200 shares in 1997                            17,828           17,828
     and 1,606,906 in 1996.
  Additional paid-in capital                         16,665,625       17,003,711
  Retained earnings, subject to certain restrictions 20,051,443       18,040,190
  Net unrealized loss on securities available for sale (222,745)       (636,750)
  Unearned employee stock ownership plan shares      (1,080,710)     (1,183,330)
  Unearned management recognition plan shares          (746,292)       (944,177)
  Shares in stock option trust, at exercise price    (1,872,071)               0
  Treasury stock, at cost, 356,550 shares in 1997
   and 175,844 at June 30, 1996                      (5,389,792)     (2,612,675)

      Total Stockholders' Equity                     27,423,286       29,684,797

      Total Liabilities and Stockholders' Equity   $156,727,403      150,429,523
See accompanying notes to consolidated financial statements.

                        QCF BANCORP, INC. AND SUBSIDIARY
                       Consolidated Statements of Income



                                                   Year Ended June 30
                                          1997           1996            1995


Interest income:
 Loans                                $5,143,815       4,438,865       3,839,927
 Securities                            5,558,735       6,218,603       5,027,075

    Total interest income            10,702,550       10,657,468       8,867,002
Interest expense:
 Deposits                             3,864,147        3,914,016       3,744,536
 Short-term borrowings                  809,248          670,600         273,451

    Total interest expense            4,673,395        4,584,616       4,017,987

    Net interest income               6,029,155        6,072,852       4,849,015

Provision for loan losses                     0                0               0

    Net interest income after provision
         for loan losses              6,029,155        6,072,852       4,849,015

Non-interest income:
  Fees and service charges              489,517          437,961         348,887
  Other                                  76,584           42,352          61,646

    Total non-interest income           566,101          480,313         410,533

Non-interest expense:
  Compensation and benefits           1,865,372        1,711,540       1,423,142
  Occupancy                             213,910          225,752         224,329
  Federal deposit insurance premiums    675,361          240,000         267,537
  Advertising                            73,683           76,118          60,955
  Other                                 447,676          433,092         402,438

     Total non-interest expense       3,276,002        2,686,502       2,378,401

  Income before income tax expense and
   cumulative effect of change
   in accounting principle            3,319,254        3,866,663       2,881,147

Income tax expense                    1,308,000        1,533,000       1,166,000

  Net income                         $2,011,254        2,333,663       1,715,147

Earnings per common share                 $1.57             1.44            0.35

Pro forma earnings per common share                                         1.04

Weighted average number of shares     1,284,263        1,617,885       1,646,170

See accompanying notes to consolidated financial statements.

                                                              QCF BANCORP, INC. AND SUBDIDIARY
                                                          Consolidated Statement of Stockholders' Equity

                                                                                   Unearned
                                                                    Net Unrealized Employee  Unearned
                                                                     Gain(loss) on   Stock  Management
                                                   Additional          Securities Ownership Recognition Stock             Total
                                            Common  Paid-in Retained   Available     Plan      Plan    Option Treasury Stockholders'
                                            Stock   Capital Earnings   for Sale     Shares    Shares    Trust    Stock   Equity
                                        --------------------------------------------------------------------------------------


Balance, June 30, 1994                                     13,991,380                                                     13,991,380

 Cumulative effect of change in accounting
 for securities available for sale at July 1, 1994                    (1,332,311)                                        (1,332,311)

 Net Income                                                 1,715,147                                                      1,715,147

 Change in net unrealized loss on
 securities available for sale                                           523,922                                             523,922

 Sale of common  stock                   17,828 16,980,172                                                                16,998,000

 Adoption of employee stock ownership plan                                       (1,426,200)                             (1,426,200)

 Earned employee stock ownership plan shares       12,009                          120,080                                   132,089
                                         --------------------------------------------------------------------------------------

Balance, June 30, 1995                   17,828 16,992,181 15,706,527  (808,389)(1,306,120)                               30,602,027

 Net income                                                  2,333,663                                                     2,333,663

 Purchase of treasury stock                                                                                   (3,746,557)(3,746,557)

 Adoption of management recognition plan           (41,291)                                 (1,092,591)       1,133,882            0

 Amortization of  management recognition plan                                                   148,414                      148,414

 Change in net unrealized loss on securities available for sale          171,639                                             171,639

 Earned employee stock ownership plan shares        52,821                        122,790                                    175,611
                                         --------------------------------------------------------------------------------------

Balance, June 30, 1996                   17,828 17,003,711 18,040,190  (636,750)(1,183,330)(944,177)          (2,612,675) 29,684,797

 Net income                                                  2,011,253                                                     2,011,253

 Purchase of treasury stock                                                                                   (2,777,117)(2,777,117)

 Purchase of stock for stock option trust         (366,969)                                           (1,872,071)        (2,239,040)

 Amortization of  management recognition plan                                                197,885                         197,885

 Change in net unrealized loss on securities available for sale          414,005                                             414,005

 Earned employee stock ownership plan shares        28,883                        102,620                                    131,503
                                         --------------------------------------------------------------------------------------

Balance, June 30, 1997                 $17,828  16,665,625 20,051,443  (222,745)(1,080,710)(746,292)(1,872,071)(5,389,792)27,423,286

See accompanying notes to consolidated financial statements

                         QCF BANCORP, INC. AND SUBSIDIARY
                       Consolidated Statements of Cash Flows

                                                                                Year ended June 30
                                                                        1997         1996            1995
Operating activities:
Net income                                                          $ 2,011,254     2,333,663     1,715,147
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                                          91,524        95,931       110,081
   Federal Home Loan Bank stock dividend                                      0       (10,900)            0
   Amortization of net premiums on securities                            52,777        16,572       281,039
   (Increase)decrease in accrued interest receivable                    (87,066)       36,187      (347,377)
   Increase in accrued interest payable                                  57,945       119,501       153,985
   Increase(decrease) in accrued expenses and other liabilities         229,422      (205,767)     (221,470)
   (Decrease)increase in deferred income taxes                         (105,100)       23,300        15,500
   Amortization of unearned ESOP shares                                 175,503       175,611       132,089
   Amortization of MRP                                                  197,885       148,414             0
  ( Increase)decrease in other assets                                   (68,842)     (105,376       673,610

      Net cash provided by operating activities                       2,555,302     2,627,136     2,512,604

Investing activities:
 Proceeds from maturities and principal collected
  on securities held to maturity                                     22,597,122    51,083,659    34,800,123
 Proceeds from maturities and principal collected
  on securities available for sale                                    7,873,050     3,784,710     2,900,813
 Purchases of securities held to maturity                           (23,751,337   (55,272,070)  (41,138,736)
 Purchases of securities available for sale                                   0             0    (1,287,717)
 Net increase in loans                                               (8,841,080)   (6,396,974)   (5,153,856)
 Net (increase)decrease in real estate owned                            (32,302)       (6,085)        4,112
 Purchases of premises and equipment                                    (75,397        (40,131)     (31,701)

   Net cash used in investing activities                             (2,229,944)    (6,846,891)  (9,906,962)

Financing activities:
  Net increase (decrease)in deposits                                 14,849,066    (24,711,547)     453,424
  Net (decrease)increase in short-term borrowings                   (12,223,942)    26,263,736   (4,189,819)
  Net increase in Federal Home Loan Bank advances                     5,100,000      3,000,000            0
  Adoption of ESOP                                                            0              0   (1,426,200)
  Proceeds from sale of common stock                                          0              0   16,998,000
  Purchase of treasury stock                                         (2,777,117)    (3,746,557)           0
  Adoption of stock option trust                                     (2,239,040)             0            0
  Increase (decrease)in advance payments made by
  borrowers for taxes and insurance                                       5,098         (4,606)      (5,405)

  Net cash provided by financing activities                           2,714,065        801,026   11,830,000

  Increase(decrease) in cash and cash equivalents                     3,039,423     (3,418,729    4,435,642

Cash and cash equivalent at beginning of year                         4,734,993      8,153,722    3,718,080

Cash and cash equivalents at end of year                             $7,774,416      4,734,993    8,153,722

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Income taxes                                                      $1,311,807      1,678,667      985,000
   Interest                                                           4,615,450      4,465,115    3,864,002

Supplemental schedule of non-cash investing activities:
 Securities transferred to securities available for sale                      0              0   38,702,799

See accompanying notes to consolidated financial statements.


                       QCF BANCORP, INC. AND SUBSIDIARY
                  Notes to Consolidated Financial Statements

(1) Description of the Business

QCF Bancorp, Inc. (the Company) was incorporated under the laws of the State of Minnesota for the purpose of becoming the savings and loan holding company of Queen City Federal Savings Bank (the Bank) in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company commenced on February 10, 1995, a Subscription and Community Offering of its stock in connection with the conversion of the Bank (the Offering). The Offering was closed on March 17, 1995 and the conversion was consummated on March 31, 1995.

The consolidated financial statements included herein are for the Company, the Bank and the Bank's wholly- owned subsidiary, Queen City Service Corporation. All significant inter-company accounts and transactions have been eliminated in consolidation. All financial information prior to March 31, 1995 contained herein relates solely to the Bank and its subsidiary.
(2) Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and to general practice within the savings and loan industry. The following is a description of the more significant of those policies which the Company follows in preparing and presenting its consolidated financial statements.

Material Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination. Securities Securities available for sale are carried at market value at June 30, 1997 and 1996. Net unrealized gains and losses, net of tax effect, are credited or charged to stockholders equity. Securities held to maturity are carried at amortized cost. Gains and losses on sales of securities are recognized at the time of sale and are calculated based on the specific identification method.

Premiums and discounts are amortized using the interest method over the term of the securities.

Loans Receivable

Loans are considered long-term investments and, accordingly, are carried at historical cost.

Discounts on loans originated or purchased are amortized to income using the interest method over the estimated average loan life.

The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis management considers factors including, but not limited to, specific occurrences, general economic conditions, loan portfolio composition and historical experience. Loans are charged off to the extent they are deemed to be uncollectible.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

Loan origination and commitment fees are recorded as income when received and loan origination costs are expensed as incurred. The Bank has not adapted SFAS No. 91, "Accounting for Non-refundable Fees and Costs Associated with originating or Acquiring Loans and Initial Direct costs of Leases", because the effect of adoption is not material to the consolidated financial statements.

The Company defines a loan as impaired when it is probable the Company will be unable to collect principal and interest payments due in accordance with the terms of the loan agreement. Imp' loans that have been separately identified for evaluation be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair' value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral.

Interest on loans is recognized over the terms of the loans arid is calculated using the simple interest method on principal amounts outstanding. Accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.
Foreclosed Real Estate

Real estate acquired in the settlement of loans is carried at the lower of the unpaid loan balance plus settlement costs or estimated fair market value less selling cost. The carrying value of individual properties is periodically evaluated and reduced to the extent cost exceeds estimated fair value less selling costs. Costs of developing and improving such properties are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred.
Premises and Equipment

Land is carried at cost. Office buildings, improvements, furniture, and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over the estimated useful lives of 7 to 33 years for office buildings and improvements, and 5 to 7 years for furniture and equipment.
Cash Equivalents and Cash Flows

Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less. Cash flows from loans, deposits, short term borrowings and FHLB advances are reported net.

Earnings per Share

Earnings per share are based upon the weighted average number of common shares and common stock equivalents, if dilutive, outstanding during the period. The only common stock equivalents are stock options. The weighted average number of common stock equivalents is calculated using the treasury stock method.

The earnings per share for 1995 were computed by dividing net income ($571,604) from the date of conversion, March 31, 1995, to the end of the year, June 30, 1995, by the weighted average common stock shares outstanding (1,646,170) for the period. Pro forma earnings per common share were computed by dividing net income ($1,715,147) for the year ended June 30, 1995, by the weighted average common stock shares outstanding (1,646,170) for the period. This computation does not reflect the pro forma effects of the investment income that would have been received had the net proceeds from the stock offering been received at the beginning of the year.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Impact  on Recently Issued Statements of Financial Accounting Standards

The   Financial   Accounting   Standards   Board  (FASB)  has  issued  SFAS  No.
125."Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of Statement No. 125. "SFAS No. 123 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on control of the underlying financial assets. The provisions of SFAS No. 125 including those applicable to the servicing of financial assets were effective as of January 1, 1997. The impact of these provisions on the consolidated financial statements was not material. Other provisions of SFAS No. 125, including those applicable to transfers of financial assets and extinguishment of liabilities, are effective as of January 1, 1999. The impact of these provisions on the consolidated financial statements is not expected to be material.

SFAS No. 128, "Earnings per Share", was issued in February 1997. Effective for QCF Bancorp, Inc. as of December 31, 1997, SFAS No. 128 replaces the primary earnings per share ("EPS") disclosures with basic and diluted EPS disclosures to simplify the calculation and improve international comparability. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic EPS amounts. All other entities are required to present basic and diluted EPS amounts. Diluted EPS amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. All entities required to present per-share amounts must initially apply Statement No. 128 for annual and interim periods ending after December 15, 1997. Earlier application is not permitted. The adoption of the is standard is not expected to effect the historical trends in reported earnings per share.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") SFAS No. 130 requires that all items that are components of comprehensive income (defined as "the change in equity {net assets} of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners", be reported in a financial statement that is displayed with the same prominence as other financial statements. Companies will be required to (a) classify items of other comprehensive income by this nature in a financial statement and (b)display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 13, 1997. and requires reclassification of prior periods presented. As the requirements of SFAS No. 130 are disclosure-related, its implementation will have no impact on the Company's financial condition or results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information. " ("SFAS No. 131") requires that enterprises report certain financial and descriptive information about operating segments in complete sets of financial statements of the Company and in condensed financial statements of interim periods issued to shareholders. It also requires that a Company report certain information about their products and services, geographic areas in which they operate, and their major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. As the requirements of SFAS No. 131 are disclosure related, its implementation will have no impact on the Company's financial condition or results of operations.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued



Reclassifications

Certain prior year amounts have been reclassified to conform with the 1997 presentation.
(3) Securities Available for Sale

Securities available for sale at June 30, 1997 and June 30, 1996 are summarized as follows:


                                              June 30, 1997
                                            Gross      Gross
                             Amortized  unrealized  unrealized     Fair
                                 Cost      gains      losses       value
                          ------------------------------------------------

Collateralized mortgage
      obligations          $14,969,882      11,397   (343,326)  14,637,953
U.S. government and
      agency securities      8,000,000           0    (83,700)   7,916,300
Corporate bonds and
      notes                  1,152,410       2,365     (6,526)   1,148,249
Preferred stocks             1,237,382      46,993     (1,250)   1,283,125
                          $25, 359,674      60,755   (434,802)  24,985,627



                                        June 30, 1996

                                            Gross      Gross
                             Amortized   Unrealized Unrealized     Fair
                               cost         gains     losses       value
                          ------------------------------------------------


Collateralized mortgage
   obligations             $17,279,701       1,791   (815,297)  16,466,201
U.S. government and
   agency securities        13,000,000           0   (208,375)  12,791,625
Corporate bonds and
   notes                     1,727,476           0    (31,002)   1,696,474
Preferred stocks             1,275,863         518     (8,881)   1,267,500
                          $ 33,283,046       2,309 (1,063,555)  32,221,800


Collateralized mortgage obligations presented in the table above aggregating to $992,361 and $1,194,356(cost) at June 30, 1997 and 1996, respectively have been issued by private issuers and are not guaranteed or insured by the U.S. government.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

The amortized cost and fair value of securities available for sale at June 30, 1997, by maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The allocation of Collateralized mortgage obligations is based upon the anticipated average lives of the securities using estimated mortgage prepayment speeds.

                           June 30, 1997

                        Amortized
                          cost    Fair value
                               (in thousands)

  Due within one year          $ 12,965     12,747
  Due after one year
      through five years         11,158     10,956
   Due after five years
      through ten years               0          0
  No stated maturity              1,237      1,283
                                $25,360     24,986


There were no sales of securities available for sale during the three years ended June 30, 1997.

Accrued interest receivable on securities available for sale aggregated to $201,005 and $261,084 at June 30, 1997 and 1996, respectively.

(4) Securities Held to Maturity

   Securities held to maturity at June 30, 1997 and June 30, 1996 are summarized as follows:


                                                    June 30, 1997
                                                  Gross        Gross
                                      Amortized unrealized   unrealized  Fair
                                        cost       gains       losses    value
                              ------------------------------------------------

  Mortgage-backed
    securities                       $3,598,753    27,836    (16,054)  3,610,535
  Collateralized mortgage
    obligations                      26,139,503   195,842    (66,947) 26,268,389
  U.S. government and
    agency obligations               26,413,704    91,188    (56,733) 26,448,159
  Corporate bonds
    and notes                         1,960,839    46,669         (0)  2,007,508
                                    $58,112,799   361,535   (139,743) 58,334,591

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

                                                June 30, 1996
                                              Gross         Gross
                                Amortized  unrealized     unrealized    Fair
                                   cost       gains         losses      value
                                ------------------------------------------

  Mortgage-backed
    securities                  $4,164,043    34,733       (35,106)  4,163,669
  Collateralized mortgage
    obligations                 29,308,904   128,105      (210,009) 29,227,000
   U.S. government and
      agency obligations        21,314,009    72,445      (170,093) 21,216,362
   Corporate bonds
      and notes                  2,174,084    33,951        (3,856)  2,204,179

                               $56,961,040   269,234      (419,064) 56,811,210


Collateralized mortgage obligations presented in the tables above aggregating ot $2,022,092 and $2,385,994 (cost) at June 30, 1997 and 1996 respectively have been issued by private issuers and are not guaranteed or insured by the U.S. government.

The carrying amount and fair value of securities held to maturity at June 30, 1997, by maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The allocation of mortgage-backed securities and collateralized mortgage obligations is based upon the anticipated average lives of the securities using estimated mortgage prepayment speeds.


                               June 30, 1997

                           Amortized    Fair
                             cost       value
                          (in thousands)

Due within one year       $10, 027    10,042
Due after one year through
  five years                44,274    44,471
Due after five years
  through ten years          3,812     3,822
Due after ten years             0          0

                           $58,113    58,335


There were no sales of securities held to maturity during the three years ended June 30, 1997.

Accrued interest receivable on securities held to maturity aggregated $661,685 and $574,785 at June 30, 1997 and 1996, respectively.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(5) Loans Receivable

   Loans receivable at June 30, 1997 and 1996 are summarized as follows:


                                                    June 30
                                          1997                 1996

   Residential one-to-four family
      mortgage loans                 $31,888,499            28,207,901
   Multifamily mortgage loans            895,364             1,157,815
   Commercial real estate loans        1,447,834               896,630
   Consumer loans                     18,291,160            16,304,510
   Commercial loans                   10,066,789             7,183,197
                                      62,589,646            53,750,053
   Less:
      Allowance for losses           (1,314,174)            (1,331,352)
      Loans in process                  (73,171)               (57,480)
                                     $61,202,301            52,361,221

The weighted average annual contractual interest rate for all loans was 8.82% and 8.80% at June 30, 1997 and 1996, respectively.

Non-accrual loans totaled $224,842 and $297,268 at June 30, 1997 and 1996, respectively. There were no restructured loans at June 30, 1997 and 1996.

Non-accrual loans are the only loans that are considered to be impaired under the criteria established by SFAS No. 114 and SFAS No. 118. The related allowance for credit losses as of June 30, 1997 was $30,621. The average investment in impaired loans during fiscal 1997 was $281,500.

The effect of impaired loans on interest income for the years ended June 30, 1997, 1996 and 1995 were:

There are no material commitments to lend additional funds to customers whose loans were classified as non- accrual.

The aggregate amount of loans to directors and executive officers of the Bank were $50,329 and $32,433 at June 30, 1997 and 1996, respectively. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization and do not represent more than normal risk of collection.

Accrued interest receivable on loans receivable at June 30, 1997 and 1996 was $448,089 and $387,844, respectively.

The Bank grants loans to customers who live primarily in northeastern Minnesota. Although the Bank has a diversified loan portfolio a substantial portion of its debtors' ability to honor their contracts is dependent upon local economy which is concentrated in the iron mining and wood products industries.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

At June 30, 1997 and 1996 Bank was servicing loans for others with aggregate unpaid principal balances of approximately $2,899,003 and $166,458 respectively.

(6) Allowance for Loan Losses

    Activity in the allowance for loan losses is summarized as follows:


   Balance at June 30, 1994                                    $1,389,474

      Provision for losses                                              0
      Charge-offs                                                (18,446)
      Recoveries                                                    3,931

   Balance at June 30, 1995                                     1,374,959

      Provision for losses                                              0
      Charge-offs                                                (53,562)
      Recoveries                                                    9,955

   Balance at June 30, 1996                                     1,331,352

    Provision for losses                                                0
    Charge-offs                                                  (44,013)
    Recoveries                                                     26,835

Balance at June 30, 1997                                       $1,314,174

(7) Foreclosed Real Estate

  Foreclosed real estate, included in other assets, consisted of the following:

                                                             June 30

                                                         1997        1996

   Real estate in judgment                             $38,387       6,085

   Less allowance for losses                                 0           0

                                                       $38,387       6,085

(8) Premises and Equipment

   A summary of premises and equipment at June 30, 1997 and 1996 is as follows:

                                               June 30
                                           1997        1996

   Land                                 $90,800       0,800
   Office buildings and improvements  1,085,715   1,088,090
   Furniture and equipment              873,724     822,530
                                      2,050,239   2,001,420
  Less accumulated depreciation      (1,625,630) (1,560,684)

                                      $ 424,609     440,736

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(9) Deposits

   Deposits and weighted-average interest rates at June 30, 1997 and 1996 are summarized as follows (dollar amounts in thousands)


                                        June 30
                                1997              1996

                                   Weighted           Weighted
                                    Average           Average
                           Amount    Rate      Amount    Rate

   Passbook               $25,317    2.50%    23,562   2.50%
   Demand deposits         13,506    0.61     11,908   0.63
   Money market             9,320    2.55      8,066   2.55
   Certificates            55,538    5.28     45,296   5.25

                         $103,681           $ 88,832

At June 30, 1997 and 1996, the Bank had $5,023,000 and $0, respectively, of deposit accounts with balances of $100,000 or more. Deposit balances greater than $100,000 are not insured. The Bank did not have any brokered deposits at June 30, 1997 or 1996.
   Interest expense on deposits is summarized as follows:

                              Year ended June 30
                      1997           1996        1995

   Passbook        $598,475       652,217     710,492
   Demand deposits  117,637       126,888     139,000
   Money market     223,508       235,323     271,000
   Certificates   2,924,527     2,899,588   2,624,044

                    $3,864,147  3,914,016   3,744,536

Certificates  had  the  following   remaining   maturities  (dollar  amounts  in
thousands)
                                June 30, 1997
                                          Weighted
                                          Average
                                 Amount     rate

   Less than 3 months           $10,433    4.12%
   3-12 months                   16,383     4.78
   13-36 months                  22,380     6.01
   Over 36 months                 6,342     5.91

                                $55,538     5.28

At June 30, 1997 and 1996 no securities were pledged as collateral for deposits.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued


(10) Short-term Borrowings

Short-term borrowings consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of 3.56% at June 30, 1997.

The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At June 30, 1997, the agreements were collateralized by securities with a carrying value of $15,631,513 and an approximate market value of $15,670,527. At June 30, 1996 the agreements were collateralized by securities with a carrying value of $29,332,063 and an approximate market value of $28,977,122.

Federal Home Loan Bank advances totaled $8,100,000 and $3,000,000 at June 30, 1997 and 1996, respectively. The advances have an average maturity of 14 months and 5 months and an average rate of 5.81% and 5.80% at June 30,1997 and 1996, respectively. The advances are collateralized by the Bank's Federal Home Loan Bank stock, mortgage loans and government agency securities.

(11) Income Taxes

    Federal and state income tax expense is as follows:


                                        Year ended June 30


                                1997           1996           1995

    Current:
        Federal             $1,075,100      1,149,400      878,022
        State                  338,000        360,300      272,478
            Total current    1,413,100      1,509,700    1,150,500

    Deferred:
        Federal                (78,900)        17,400       11,820
        State                  (26,200)         5,900        3,680
             Total deferred   (105,100)        23,300       15,500

                            $1,308,000      1,533,000    1,166,000


The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate tax rate to income before taxes as follows:

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

                                                        Year Ended June 30
                                                   1997        1996       1995

     Federal "expected" income tax expense      $1,128,546  1,314,665   979,590
     Items affecting federal income tax:
        Preferred stock dividends                  (22,696)   (24,317)         0
        State income taxes, net of federal
           income tax benefit                      206,010    241,692    182,258
        Other, net                                  (3,860)       960      4,152

                                                $1,308,000  1,533,000  1,166,000

    Effective income tax rate                         39.4%      39.6       40.5

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at June 30, 1997 and 1996 are as follows:

                                                     Year Ended June, 30
                                                   1997            1996
   Deferred tax assets:
      Allowance for unrealized losses on securities
         available for sale                     $ 151,191       $424,496
      Allowance for loan losses                    86,793         98,246
      Deferred compensation                       205,985        189,748
      Supplemental executive retirement plan      183,172        104,326
      Other                                             0         32,114
                                                $ 627,141       $848,930

   Deferred tax liabilities:
      Federal Home Loan Bank stock              $  76,225         70,815
      Premises and equipment                       18,847         19,879
      Other                                        12,769         26,840
                                                  107,841        117,534

           Net deferred tax asset               $ 519,300        731,396

No valuation allowance was required for deferred tax assets at June 30, 1997 or 1996.

Retained earnings at June 30, 1997 includes approximately $2,270,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of the amount so allocated for purposes other than to absorb losses will create income for tax purposes, which will be subject to the then- current corporate income tax rate.

(12) Commitments and Contingencies

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve. to varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the accompanying statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customers' creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's evaluation of the borrower. Collateral consists primarily of residential real estate and personal property. The Bank had outstanding commitments to extend credit of $2,113,765 and $136,250 at June 30, 1997 and 1996, respectively.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The standby letters of credit are primarily issued to support private borrowing arrangements, and expire within the next fiscal year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in making loans to customers. The amount of collateral the Bank obtains to support standby letters of credit is based on management's credit evaluation of the borrower. Since the conditions under which the Bank is required to fund standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments. The Bank had outstanding standby letters of credit of $247,000 and $157,400 at June 30, 1997 and 1996, respectively.

(13)  Regulatory Capital Requirements

The Bank as a member of the Federal Home Loan Bank System is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. In addition, the Bank is required to maintain cash and liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

Federal savings institutions are required to satisfy three capital requirements:
(i) a requirement that "tangible capital" equal or exceed 1.5% of adjusted total assets, (ii) a requirement that "core-capital" equal or exceed 3% of adjusted total assets, and (iii) a risk-based capital standard of 8% of "risk-adjusted assets". Failure to meet these requirements can initiate mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bank's financial statements. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighting, and other factors. As of June 30, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table sets forth the Bank's calculation of tangible, core and risk-based capital and applicable percentages of adjusted assets at June 30, 1997 together with the excess over the minimum capital requirements.


                                 Actual            Required           Excess

(Dollars in thousands)     ---------------------------------------------------
                           Amount    Percent   Amount  Percent   Amount  Percent

Tangible capital          $16,917    11.68%   $ 2,172   1.50%   $14,745   10.18%
Core capital               16,917    11.68      4,345   3.00     12,572     8.68

Plus allowed portion of general
allowance for loan losses   ---------------------------------------------------
810
Risk-based capital        $17,727    27.58      5,142   8.00     12,585    19.58
                            ---------------------------------------------------

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(14) Employee Benefits

During fiscal 1995 the Company  adopted an Employee  Stock  Ownership  Plan (the
ESOP) which met the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as such the ESOP was empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $1,426,200 from the Company to purchase 142,620 shares of common stock of the Company on the date of the conversion. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan including interest. The Bank contributed $224,961, $302,957 and $167,744 to the ESOP for the years ended June 30, 1997 and 1996 respectively.

As the debt is repaid, ESOP shares which were initially pledged as collateral for its debt, are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans". Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense for 1997, 1996 and 1995 was $175,503, $175,611 and $132,089, respectively.

All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1997, the company committed to release 10,262 shares of common stock which were allocated to eligible participants subject to the restrictions of the ESOP.

  Shares released and allocated                                        34,549
   Unreleased shares                                                  108,071

      Total ESOP shares                                               142,620

   Fair value of unreleased shares at June 30, 1997                $2,296,508

On January 6, 1994, the Bank adopted a defined contribution retirement savings plan covering all employees with at least one year of service. The Bank's portion of the retirement savings plan contribution was $15,156 for the year ended June 30, 1995. The plan was suspended on December 31, 1994 and no future contributions are expected to be made to it until the ESOP loan has been paid in full.

The Bank has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $205,047, $178,574, and $176,218 for the years ended June 30, 1997, 1996, and 1995, respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers. Increases(decreases) in the value of the trust assets are recorded as increases(decreases) in the related liability accounts. The assets of the trust are included under "prepaid expenses and other assets" and the corresponding liabilities are included under "accrued expenses and other liabilities" on the consolidated statement of financial condition.

The Company established the Management Recognition Plan (MRP) for directors and key officers during the year ended June 30, 1995. Following shareholder approval of the MRP on October 11, 1995, the Bank purchased 78,441 shares of the Company's common stock in the open market at $14.46 per share, of which 71,310 were granted to directors and officers in accordance with the provisions of the MRP The cost of the shares awarded under the plan is recorded as unearned compensation, a contra equity account, and are recognized as an expense in accordance with the vesting requirements under the plan. For the fiscal year ended June 30, 1997 and 1996, the amount included in compensation expense was $197,885 and $148,414 respectively.

The Company established a stock option plan for directors, officers and employees. The stock option plan was approved by shareholders on October 11, 1995, and in accordance with the terms of the plan, the exercise

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

price was established at the fair market price on the date of shareholder approval of $13.875 per share. Awards made under the plan may be incentive stock options as defined by Section 422 of the Internal Revenue Code of 1986 or options that do not qualify. Under the plan 178,275 options were available for grant and 160,448 options were granted in 1995. 32,091 options were eligible to be exercised as of June 30, 1997. No options had been exercised as of June 30, 1997. All options expire on October 11, 2005.

As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretaions. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the
(fair)(minimum) value method prescribed in the FASB Statement No. 123, reported net income (and earnings per share) would have been reduced to:

        Year ended June 30                 Net income                  Per share

              1997                         $1,888,854                      1.47

              1996                          2,211,263                      1.37

              1995                          1,715,147                      1.04

In determining the pro forma amounts above, the value of each grant is estimated at the grant date using the (minimum)(fair) value method prescribed in Statement No. 123, with the following weighted-average assumptions for grants in 1995: No dividends; risk-free interest rate of 6.0%, expected life of 10 years, (and expected price volatility of 14.57%).

(15) Stockholders' Equity

The Company was incorporated for the purpose of becoming the savings and loan holding company of the Bank in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, pursuant to a Plan of Conversion adopted on October 25, 1994.

The Company  commenced  on February  10,  1995,  a  Subscription  and  Community
Offering of its shares in connection with the conversion of the Bank (the Offering). The Offering was closed on March 17, 1995 and the conversion was consummated on March 31, 1995, with the issuance of 1,782,750 shares of the Company's common stock at a price of $10 per share. Total proceeds from the conversion of $16,998,000 net of costs relating to the conversion of $829,500, have been recorded as common stock and additional paid-in capital. The Company purchased all of the capital stock of the Bank in exchange for 50% of the net proceeds of the conversion.

The Company's articles of incorporation authorized the issuance of up to 1,000,000 shares of preferred stock but to date no shares have been issued.

In order to grant a priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion established a liquidation account equal to its regulatory capital as of December 31, 1994. In the event of future liquidation of the Bank, an eligible account holder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible account holders are reduced subsequent to the conversion, based on an annual determination of such balance.
The Bank may not declare or pay a cash dividend to the Company in excess of 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's surplus capital ratio at the beginning of the calendar year without prior notice to the Office of Thrift Supervision
(OTS). Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(16) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosures of estimated fair values of the Bank's financial instruments, including assets, liabilities and off- balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of June 30, 1997 and 1996 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Bank's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

                                                June 30
                                        1997                  1996

                                 Carrying Estimated   Carrying   Estimated
(in thousands)                    Amount Fair Value    Amount   Fair Value
Financial assets:
  Cash and cash equivalents      $7,774    7,774        4,735      4,735
  Securities available
     for sale                    24,986   24,986       32,222     32,222
  Securities held to maturity    58,113   58,335       56,961     56,811
  Loans receivable, net          61,202   45,583       52,361     52,275
  Federal Home Loan
     Bank Stock                     554      554          554        554
  Accrued accounts receivable     1,311    1,311        1,224      1,224
Financial liabilities:
  Deposits                      103,681  114,022       88,832     88,742
  Short-term borrowings          22,140   22,076       29,264     29,998
  Accrued interest payable        1,071    1,071        1,013      1,013

Cash and Cash Equivalents

 The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale and Securities Held to Maturity

The fair value of securities are based upon quoted market prices.

Loans Receivable

The fair value of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

Federal Home Loan Bank Stock

The carrying amount at FHLB stock approximates its fair value.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits

The fair value of deposits with no stated maturity such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Bank as of June 30, 1997 and 1996 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Bank's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Short-term Borrowings

The fair value of short-term borrowings due on demand, is equal to the amount payable on demand. The fair value of other short-term borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank as of June 30, 1997 and 1996 for short-term borrowings with maturities similar to the remaining maturities of the existing short-term borrowings.

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.
(17) QCF Bancorp, Inc. Financial Information (Parent Company Only)

The parent company's principal assets are its investment in the Bank and its savings deposits at the Bank. The following are the condensed financial statements for the parent company only as of June 30, 1997 and 1996.

                                                     June 30
   Condensed Balance Sheets                  1997                1996
  Assets:
         Cash and cash equivalents       $1,826,158                  0
         Securities available for sale    8,484,571          9,250,806
         Investment in subsidiary        16,783,814         20,942,550
         Other assets                       372,743            437,109
            Total assets                $27,467,286         30,630,465
  Liabilities:
         Cash overdraft                           0            945,668

  Stockholders' equity:                  27,467,286         29,684,792
            Total liabilities and
               stockholders' equity      27,467,286        30,630,465

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

                                                      Year Ended June 30
                                               1997          1996        1995
Condensed Statements of Income
   Interest income                            $ 722,139     739,706      94,939
   Equity in earnings of subsidiary           1,610,787   2,358,885   1,661,741
   Other                                       (140,672)   (779,929)     (5,532)
   Income before income tax expense           2,192,254   2,318,662   1,751,147
   Income tax expense (benefit)                 181,000     (15,000)     36,000
      Net income                             $2,011,254   2,333,662   1,715,147

Condensed Statements of Cash Flows
Operating activities:
   Net income                                $2,011,254   2,333,662   1,715,147
   Equity in earnings of subsidiary          (1,610,787) (2,358,885)(1,661,741)
   Distributions of earnings of subsidiary    6,000,000           0  5,000,000
   Amortization of Unearned ESOP shares         175,503     175,611    132,089
   Amortization of MRP                          197,885     148,414          0
   (Decrease)increase in liabilities           (945,668)    945,668          0
   Decrease in other assets                     (56,914)   (327,326)  (109,783)
   Net cash provided by operating activities  5,771,273     917,144  5,075,712
Investing activities:
   Purchase of securities available for sale          0 (10,006,363)         0
   Principal collected from securities
      available for sale                      1,071,042     687,264          0
   Net cash  provided by (used in)
      investing activities                    1,071,042  (9,319,099)         0
Financing activities:
   Proceeds from sale of common stock                 0           0 16,998,000
   Increase in unearned ESOP shares                   0           0 (1,426,200)
   Purchase of Bank stock                             0           0 (8,499,000)
   Increase in stock option trust            (2,239,040)          0          0
   Purchase of treasury stock                (2,777,117) (3,746,557)         0
   Net cash provided by (used in)
      financing activities                   (5,016,157) (3,746,557) 7,072,800
   Increase(decrease) in cash and
      cash equivalents                        1,826,158 (12,148,512)12,148,512
   Cash and cash equivalents, beginning
      of period                                       0  12,148,512          0
   Cash and cash equivalents, end
      of period                              $1,826,158           0  12,148,512

                       QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

(18) Quarterly Financial Data (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for fiscal 1997 and 1996 are as follows:

                                            Three Months Ended
   Selected Operations Data   ------------------------------------------
                              6/30/97     3/31/97   12/31/96      9/30/96

   Interest income           $ 2,726       2,627       2,692       2,657
   Interest expense            1,196       1,137       1,175       1,165
      Net interest income      1,530       1,490       1,517       1,492
   Non-interest income           169         128         134         135
   Non-interest expense          678         674         544       1,381
   Income tax expense            402         370         436         100
        Net income        $      619         574         671         147
   Earnings per common share   $ .49         .45         .55         .11
   High stock price            20.25       19.75       18.25       15.75
   Low stock price             20.38       18.75       16.25       15.00

                             6/30/96    3/31/96     12/31/95     9/30/95
                              ------------------------------------------

   Interest income           $ 2,620       2,646       2,742        2,649
   Interest expense            1,106       1,141       1,223       1,107
      Net interest income      1,514       1,497       1,519       1,542
   Non-interest income           147         115         101         117
   Non-interest expense          663         693         676         654
   Income tax expense            382         371         374         406
      Net income                 615         548         571         600
   Earnings per common share    $.40         .33         .34         .36
   High stock price            15.25       14.88       15.00       14.50
   Low stock price             14.00       14.38       14.25       13.00


  Selected Financial Condition Data      6/30/97 3/31/97 12/31/96   9/30/96
                                     ------------------------------------------

   Total assets                       $ 156,727  149,637 146,922    148,321
   Investment securities                 83,098   81,889  80,493     87,278
   Net loans                             61,202   58,465  57,665     55,744
   Deposits                             103,681  104,946 102,84      81,794
   Short-term borrowings                 20,140   15,850  15,746     37,905
   Stockholders' equity                  27,423   27,070  26,760     26,161

                                         6/30/96 3/31/96 12/31/95   9/30/95
                                     ------------------------------------------

   Total assets                       $ 150,430  145,608 161,23     153,695
   Investment securities                 89,183   89,787 105,236     99,726
   Net loans                             52,361   49,938  48,357     47,118
   Deposits                              88,832  105,083 103,71     105,037
   Short-term borrowings                 29,264    7,04   24,292     15,019
   Stockholders' equity                  29,685   31,760  31,465     31,474

                           STOCKHOLDERS' INFORMATION

Annual Meeting                                        Stock Listing
The annual meeting of shareholders     QCF's common stock is listed on
will be held on Wednesday,             the NASDAQ National Market System with
October 8, 1997 at 9:00 A. M. at       a ticker symbol of QCFB.
the executive office of the Company.   Stockholders of record:  360

Executive Office                                      Form lO-KSB
QCF Bancorp, Inc.                      QCF's Form lOKSB is filled with the
501 Chestnut Street                    Securities and Exchange Commission and
Virginia, MN 55792-1147                is available without charge upon request
(218) 741-2O4O                         from: QCF Bancorp, Inc.
                                             Attn: Investor Relations
Independent Auditors                         P.O. Box 1147
McGladrey & Pullen                           Virginia, MN 55792
227 West First Street
Duluth, MN 55802
                                       Transfer Agent & Registrar
Investor Information                   Inquiries regarding change of address,
QCF Bancorp, Inc.                      transfer requirements, lost certificates
Investor Relations                     should he directed to the transfer agent:
P.O. Box 1147                          Registrar and Transfer Company
Virginia, MN 55802                     10 Commerce Drive
                                       Cranford, New Jersey 07016
                                       1-800-368-5948

Directors and Officers:
  Directors:                           Executive Officers:
  Philip K. Schumacher                 Kevin C. Pietrini
  Chairman of the Board                President
  President of Arrowhead Health
  Care Center

  Kevin V. Pietrini                    Daniel P. Schultz
  President and Chief                  Vice President and Treasurer
  Executive Officer

  Robert A. Muhich                     Linda M. Myklebust
  Computer Consultant                  Vice President
  Culbert Realty & Appraisal Service

  John A. Trenti                       Gerald D. Mckenna
  Attorney at the Trenti Law Firm      Vice President

  Peter J. Johnson                     Branch Offices:
  President of Hoover Construction     Thunderbird Mall
                                       Virginia, MN 55792
  Craig W. Nordling
  Line Department Manager              102 East Sheridan Street
  Lake Country Power                   Ely, MN 55731

  John C. Pearsall
  Partner with Mesabi Dental Service